UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Signet Jewelers Limited

(Name of Issuer)

Common Shares, $0.18 par value per share

(Title of Class of Securities)

G81276100

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100	Schedule 13D	Page 2 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G81276100	Schedule 13D	Page 3 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G81276100	Schedule 13D	Page 4 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates VI-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 5 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates VI-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 shares of Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 6 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 7 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 8 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G81276100	Schedule 13D	Page 9 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. G81276100	Schedule 13D	Page 10 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G81276100	Schedule 13D	Page 11 of 25 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,658,059 Common Shares issuable upon conversion of 625,000 shares of Issuer’s Series A Convertible Preference Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.8% beneficial ownership of the voting stock based on 75,595,414 Common Shares outstanding as reported in the Issuer’s 10-Q dated August 31, 2016
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. G81276100	Schedule 13D	Page 12 of 25 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Series A Convertible Preference Shares, par value $0.01 per share (the “Series A Preference Shares”) of Signet Jewelers Limited, a Bermuda exempted company (the “Issuer”), which are convertible into Common Shares, par value $0.18 per share (the “Common Shares”), of the Issuer.

The address of the Issuer’s principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11 Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), LGP Associates VI-A LLC (“Associates VI-A”), LGP Associates VI-B LLC (“Associates VI-B,” and, together with GEI VI, GEI Side VI and Associates VI-A, the “Investors”), GEI Capital VI, LLC, a Delaware limited liability company (“Capital”), Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), and Jonathan D. Sokoloff (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.6 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI VI is the record owner of 387,522 Series A Preference Shares which are convertible into 387,522,000 Common Shares, (ii) GEI Side VI is the record owner of 230,963 Series A Preference Shares which are convertible into 230,963,000 Common Shares, (iii) Associates VI-A is the record owner of 470 Series A Preference Shares which are convertible into 470,000 Common Shares, and (iv) Associates VI-B is the record owner of 6,045 Series A Preference Shares which are convertible into 6,045,000 Common Shares. The principal business of each of GEI VI, GEI Side VI, Associates VI-A and Associates VI-B is to pursue investments. Capital is the general partner of GEI VI and GEI Side VI. Capital’s principal business is to act as the general partner of GEI VI and GEI Side VI. Holdings is a limited partner of GEI VI and GEI Side VI. Holdings’ principal business is to serve as a limited partner of GEI VI and GEI Side VI. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VI, GEI Side VI and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Associates VI-A, Associates VI-B, and other similar entities. Due to their relationships with GEI VI, GEI Side VI, Associates VI-A, and Associates VI-B, each of Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the Common Shares beneficially owned by GEI VI, GEI Side VI, Associates VI-A, and Associates VI-B. As such, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such Common Shares. Each of Capital, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such Common Shares.

CUSIP No. G81276100	Schedule 13D	Page 13 of 25 Pages

Jonathan D. Sokoloff directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI VI, GEI Side VI, Associates VI-A, Associates VI-B, Capital, Holdings, LGP, LGPM and/or Peridot. Mr. Sokoloff is being appointed as a director of the Issuer and may be deemed to have shared voting and investment power with respect to the Common Shares beneficially owned by GEI VI, GEI Side VI, Associates VI-A, and Associates VI-B. As such, Mr. Sokoloff may be deemed to have shared beneficial ownership over such Common Shares. Mr. Sokoloff, however, disclaims beneficial ownership of such Common Shares.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI VI, GEI Side VI, Associates VI-A, Associates VI-B, Capital, Holdings, LGP, LGPM, or Peridot.

Mr. Sokoloff is a partner of LGP and a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Mr. Sokoloff, is organized under the laws of Delaware. Mr. Sokoloff is a United States citizen. Each of the directors and executive officers of LGPM is a United States citizen.

CUSIP No. G81276100	Schedule 13D	Page 14 of 25 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI VI held 387,522 shares of Series A Preference Shares, GEI Side VI held 230,963 shares of Series A Preference Shares, Associates VI-A held 470 shares of Series A Preference Shares, and Associates VI-B held 6,045 shares of Series A Preference Shares, representing an aggregate of 625,000 shares of Series A Preference Shares. The aggregate purchase price of the shares purchased by GEI VI was $387,522,353.17, the aggregate purchase price of the shares purchased by GEI Side VI was $230,962,746.07, the aggregate purchase price of the shares purchased by Associates VI-A was $469,943.49, and the aggregate purchase price of the shares purchased by Associates VI-B was $6,044,957.27, representing a total aggregate purchase price of $625,000,000. The funding for the purchase of these shares was obtained from GEI VI’s and GEI Side VI’s contributed capital and cash provided by the investors in each of Associates VI-A and Associates VI-B.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Series A Preference Shares for investment purposes pursuant to the investment agreement entered into by and among GEI VI, GEI Side VI, and the Issuer on August 24, 2016 (the “Investment Agreement”). The Investors and certain of the Reporting Persons, including Jonathan D. Sokoloff, intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”). For further information, see Items 2 and 6 hereof and the Investment Agreement filed herewith as Exhibit 7.1.

GEI VI, GEI Side VI, Associates VI-A and Associates VI-B have agreed, pursuant to the shareholders’ agreement by and among the Issuer, GEI VI and GEI Side VI, dated as of October 5, 2016 and filed herewith as Exhibit 7.2 (the “Shareholders’ Agreement”), to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote at any meeting of the shareholders of the Issuer: (i) in favor of directors nominated and recommended by the Issuer’s nomination and corporate governance committee, (ii) against removal of directors designated by the Issuer’s nomination and corporate governance committee, (iii) against any shareholder nominations for directors that are not approved and recommended by the Board, (iv) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Issuer’s compensation committee, (v) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, and (vi) in accordance with the recommendation of the Board with respect to any proposed business combination between the Issuer and any other person. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion. For further information, see Item 6 hereof, and the Shareholders’ Agreement filed herewith as Exhibit 7.2.

The parties to the Shareholders’ Agreement have agreed, pursuant to the Shareholders’ Agreement, until the later of (x) three years after the closing of the transactions contemplated by the Investment Agreement and (y) the date on which no nominee designated by the Investors serves on the Board and the Investors are no longer entitled to designate any director for nomination (or the Investors have irrevocably waived such right), not to acquire or agree, offer, or propose to acquire beneficial ownership of two percent or more of the Issuer’s voting securities, excluding any Common Shares or other securities acquired pursuant to a conversion

CUSIP No. G81276100	Schedule 13D	Page 15 of 25 Pages

of the Series A Preference Shares, bonus issue, dividend or distribution by the Issuer or otherwise acquired pursuant to the Investment Agreement, the Shareholders’ Agreement, the certificate of designation of the Issuer filed herewith as Exhibit 7.3 (the “Certificate of Designation”), or the Registration Rights Agreement by and among the Issuer, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B, dated as of October 5, 2016 and filed herewith as Exhibit 7.4 (the “Registration Rights Agreement”). For further information, see Item 6 hereof, and the Shareholders’ Agreement filed herewith as Exhibit 7.2.

Pursuant to the Certificate of Designation, the holders of Series A Preference Shares are entitled to anti-dilutive protections with respect to the Issuers’ securities.

The Registration Rights Agreement provides the holders of Series A Preference Shares that are party to such agreement with certain registration rights with respect to securities of the Issuer. For further information, see Item 6, and the Registration Rights Agreement filed herewith as Exhibit 7.4.

Except as disclosed in this Item 4, none of GEI VI, GEI Side VI, Associates VI-A, Associates VI-B, nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer, consistent with the agreements described above, as deemed appropriate in light of existing circumstances from time to time and subject thereto, and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. G81276100	Schedule 13D	Page 16 of 25 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	0	6,658,059 (as converted)	6,658,059 (as converted)	8.8%
GEI Side VI	0	6,658,059 (as converted)	6,658,059 (as converted)	8.8%
Associates VI-A	0	6,658,059 (as converted)	6,658,059 (as converted)	8.8%
Associates VI-B	0	6,658,059 (as converted)	6,658,059 (as converted)	8.8%
Jonathan D. Sokoloff	0	6,658,059 (as converted)	6,658,059 (as converted)	8.8%
Other Reporting Persons	0	6,658,059 (as converted)	6,658,059 (as converted)	8.8%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Shares in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 24, 2016, the Issuer entered into the Investment Agreement, agreeing to issue and sell 625,000 shares of Series A Preference Shares to GEI VI and GEI Side VI for an aggregate purchase price of $625,000,000. On October 5, 2016, GEI VI bought 387,522 shares of Series A Preference Shares for $387,522,353.17, GEI Side VI bought 230,963 shares of Series A Preference Shares for $230,962,746.07, Associates VI-A bought 470 shares of Series A Preference Shares for $469,943.49, and Associates VI-B bought 6,045 shares of Series A Preference Shares for $6,044,957.27.

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The Series A Preference Shares have (i) a 5% dividend based on the stated value of each Series A Preference Share, payable quarterly in cash or by increasing the stated value of the Series A Preference Shares, at the option of the Issuer (the “Regular Dividends”), and (ii) a participating dividend or other distribution on the issued Common Shares on a per-share basis based on the number of Common Shares into which such share of Series A Preference Shares could be converted on the applicable record date for such dividends or other distributions, other than the Issuer’s regularly declared quarterly cash dividends not in excess of the Participating Threshold (as defined in the Certificate of Designation), assuming such Common Shares were issued on such record date (the “Participating Dividends,” and together with the Regular Dividends, the “Dividends”).

Beginning with the second anniversary of issuance of the Series A Preference Shares, the Issuer may, at any time, upon 30 days’ notice, elect to convert any or all of the issued Series A Preferences Shares into Common Shares (and cash in lieu of fractional shares) if the volume weighted average price per share of the Common Shares was greater than 175% of the then-effective conversion price for at least 20 consecutive trading days ending on the date of the Issuer’s notice of conversion. In addition, at any time, the holders of Series A Preference Shares may convert any or all of the Series A Preference Shares into Common Shares (and cash in lieu of fractional shares). The conversion rate formula is set forth in the Certificate of Designation and is subject to various anti-dilution adjustments described in the Certificate of Designation. The Series A Preference Shares would represent an ownership interest, assuming conversion of the Series A Preference Shares to the Issuer’s Common Shares pursuant to the conversion right of the holders of Series A Preference Shares, of approximately 8.8% at this time.

Beginning on November 15, 2024, the Issuer may, at any time, upon 30 days’ notice, redeem the Series A Preference Shares for a cash redemption price per share of Series A Preference Shares equal to $1,000 (plus any accrued but unpaid Dividends on such share of Series A Preference Shares). In addition, the holders of Series A Preference Shares may at any time on or after November 15, 2024, upon 30 days’ notice, require the Issuer to repurchase any or all of the Series A Preference Shares at a repurchase price per share, payable in cash, equal to $1,000 (plus any accrued but unpaid Dividends).

Upon the occurrence of certain fundamental changes of the Issuer, including a change of control, the holders of the Series A Preference Shares may require the Issuer to redeem their Series A Preference Shares, in whole or in part, at such holder’s election, either (i) for cash in the amount of 101% of the stated value of such Series A Preference Shares plus accrued but unpaid Dividends (other than any such Regular Dividends included in such stated value), or (ii) the amount of cash or other assets such holder would have received had such holder, immediately prior to the fundamental change, converted such Series A Preference Shares and, if applicable, been entitled to participate in such fundamental change as a holder of Common Shares.

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Holders of the Series A Preference Shares that are party to the Registration Rights Agreement have certain rights to require the Issuer to register the Series A Preference Shares (or Common Shares issued on conversion of Series A Preference Shares), including three demand notices in connection with marketed offerings and an additional three demand notices in connection with underwritten offerings (but in no event may such parties make more than two demand registration requests in any 365-day period), as set forth in the Registration Rights Agreement. The Registration Rights Agreement also provides the holders of the Series A Preference Shares that are parties to such agreement with unlimited piggyback registration rights and shelf takedown rights; provided, however, that each shelf offering that is an underwritten offering initiated by such parties will be deemed to be a demand and will decrease by one the number of demand notices to which such parties are otherwise entitled in the foregoing sentence.

Pursuant to the Shareholders’ Agreement, the Investors have the right to designate one individual to be nominated to the Board and one non-voting observer to the Board (or two Board observers if the Investors decline to designate a director nominee), for so long as the Investors and any permitted transferees own at least (i) 35% of the total number of Series A Preference Shares (or the total number of Common Shares on an “as-converted basis”) (or a combination thereof, without duplication) beneficially owned by the Investors as of the closing of the transactions contemplated by the Investment Agreement, or (ii) 5% of the total number of issued Common Shares on an “as-converted basis” (the “Minimum Threshold”). The Issuer must include the Issuer’s director designee in the slate of nominees to be elected or appointed to the Board at the applicable shareholder meetings, subject to applicable law and certain rules and qualifications for service as a director of the Issuer. In addition, effective as of the closing of the transactions contemplated by the Investment Agreement, the Issuer agreed to increase the size of the Board to 11 members and to appoint Jonathan Sokoloff to the Board.

Pursuant to the Certificate of Designation, the Investors, voting as a separate class, are entitled to elect one member to the Board and a replacement of such appointed director in certain circumstances, in each case for so long as (i) the Investors’ ownership of the Issuer’s securities meets or exceeds the Minimum Threshold and (ii) the Investors hold a majority of the issued Series A Preference Shares. If the Investors’ ownership of the Issuer’s securities falls below the Minimum Threshold and at the request of the Board, the Investors must cause the current director designee to offer his or her resignation. In addition, any director designee or Board observer must be an employee or partner of LGP and be reasonably acceptable to the Issuer, or otherwise acceptable to the Issuer in its sole discretion. For further information, see the Shareholders’ Agreement filed herewith as Exhibit 7.2, and the Certificate of Designation filed herewith as Exhibit 7.3.

The parties to the Shareholders’ Agreement have agreed to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote at any meeting of the shareholders of the Issuer: (i) in favor of directors nominated and recommended by the Issuer’s nomination and corporate governance committee, (ii) against removal of directors designated by the Issuer’s nomination and corporate governance committee, (iii) against any shareholder nominations for directors that are not approved and recommended by the Board, (iv) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Issuer’s compensation committee, (v) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, and (vi) in accordance with the recommendation of the Board with respect to any proposed business combination between the Issuer and any other person. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion. The Issuer has also granted parties to the Shareholders’ Agreement certain preemptive rights and information rights, as delineated in the Shareholders’ Agreement. For further information, see the Shareholders’ Agreement filed herewith as Exhibit 7.2.

CUSIP No. G81276100	Schedule 13D	Page 19 of 25 Pages

The parties to the Shareholders’ Agreement have agreed, until the later of (x) three years after the closing of the transactions contemplated by the Investment Agreement and (y) the date on which no nominee designated by the Investors serves on the Board and the Investors are no longer entitled to designate any director for nomination (or the Investors have irrevocably waived such right), not to acquire or agree, offer, or propose to acquire beneficial ownership of two percent or more of the Issuer’s voting securities, excluding any Common Shares or other securities acquired pursuant to a conversion of the Series A Preference Shares, bonus issue, dividend or distribution by the Issuer or otherwise acquired pursuant to the Investment Agreement, Shareholders’ Agreement, Certificate of Designation, or the Registration Rights Agreement. In addition, the parties to the Shareholders’ Agreement have agreed not to participate in any way in any financing for the purchase of two percent or more of any voting securities of the Issuer or any securities convertible into voting securities or assets of the Issuer, except for such assets as are then being offered for sale by the Issuer or any of its affiliates. For further information, see the Shareholders’ Agreement filed herewith as Exhibit 7.2.

The parties to the Shareholders’ Agreement have agreed, until the earliest of (x) two years after the closing of the transactions contemplated by the Investment Agreement, (y) the date on which no nominee designated by the Investors serves on the Board and the Investors are no longer entitled to designate any director for nomination (or the Investors have irrevocably waived such right), and (z) the occurrence of certain fundamental changes of the Issuer, not to transfer any Series A Preference Shares or any Common Shares issued upon conversion of the Series A Preference Shares or pursuant to the Shareholders’ Agreement, subject to certain exceptions. In addition, for so long as any Series A Preference Shares issued pursuant to the Investment Agreement are issued, without the Issuer’s consent in its sole discretion, no party to the Shareholders’ Agreement may transfer any Series A Preference Shares or Common Shares issued or issuable upon conversion of the Series A Preference Shares to: (i) a competitor of the Issuer, (ii) a person that has a current obligation to file a Schedule 13D or Schedule 13G and the last such Schedule 13D or Schedule 13G or amendment filed thereto by such person states that such person beneficially owns more than five percent of the issued and outstanding Common Shares, (iii) a person that such party reasonably should know is or has been an activist investor in the three years prior to such transfer, or (iv) a person that such party knows (after reasonable inquiry of such person) would be required to file a Schedule 13D or Schedule 13G with respect to its ownership of shares of the Issuer as a result of such transfer, subject to certain exceptions. For further information, see the Shareholders’ Agreement filed herewith as Exhibit 7.2.

In connection with joining the Issuer’s Board, Mr. Sokoloff entered into an indemnification agreement in substantially the form filed herewith as Exhibit 7.5.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, the Shareholders’ Agreement, the Certificate of Designation, the Registration Rights Agreement, and the Director Indemnification Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4 and 7.5 respectively and incorporated herein by reference.

CUSIP No. G81276100	Schedule 13D	Page 20 of 25 Pages

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. G81276100	Schedule 13D	Page 21 of 25 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Investment Agreement, dated as of August 24, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.2	Shareholders’ Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.3	Series A Convertible Preference Shares Certificate of Designation (incorporated by reference to Exhibit 3.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.4	Registration Rights Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.2 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.5	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.6	Joint Filing Agreement, dated October 10, 2016.

7.7	Power of Attorney, dated October 10, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of October 12, 2016

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

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GEI Capital VI, LLC

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

Green VI Holdings, LLC

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ JONATHAN D. SOKOLOFF

Jonathan D. Sokoloff
Executive Vice Presidentand Managing Partner

Peridot Coinvest Manager LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff

CUSIP No. G81276100	Schedule 13D	Page 24 of 25 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Investment Agreement, dated as of August 24, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.2	Shareholders’ Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.3	Series A Convertible Preference Shares Certificate of Designation (incorporated by reference to Exhibit 3.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.4	Registration Rights Agreement, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.2 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on October 6, 2016).

7.5	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Signet Jewelers Limited’s Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016).

7.6	Joint Filing Agreement, dated October 10, 2016.

7.7	Power of Attorney, dated October 10, 2016.

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SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin Andrew C. Goldberg Lance J.T. Schumacher	Chief Financial Officer and Assistant Secretary Vice President, General Counsel and Secretary Vice President – Tax and Assistant Secretary